UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

BODY AND MIND INC.
(Name of Issuer)

COMMON STOCK, WITH A PAR VALUE OF $0.0001
(Title of Class of Securities)

09689V100
(CUSIP Number)

AUSTRALIS CAPITAL INC.
376 East Warm Springs Road
Las Vegas, Nevada 89119
Telephone: 702-817-2214
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09689V100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AUSTRALIS CAPITAL INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] Not applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not applicable [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,909,091 shares of common stock. (1)
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 34,909,091 shares of common stock. (1)
	10	SHARED DISPOSITIVE POWER Nil.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,909,091 shares of common stock.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Notes:

(1)

These 34,909,090 shares consist of (i) 16,000,000 shares of common stock held by the Reporting Person, (ii) 16,000,000 shares of common stock issuable upon exercise of share purchase warrants issued to the Reporting Person, and (iii) 2,909,091 shares of the common stock issuable upon conversion of C$1,600,000 convertible debentures at C$0.55 per share held by the Reporting Person.

(2)	Based on 47,774,817 common shares of the Issuer's common stock issued and outstanding as of November 1, 2018.

Item 1.	Security and Issuer

This statement relates to the voting common stock, with a par value of $0.0001, of Body and Mind Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"). The Issuer maintains its principal executive office at 750 – 1095 West Pender Street, Vancouver, British Columbia, Canada, V6E 2M6.

Item 2.	Identity and Background

Name:

This statement is filed by Australis Capital Inc. (the "Reporting Person"). All decisions with respect to securities of the Issuer (including investments decisions with respect thereto and decisions relating to the voting thereof) are made by the board of directors of the Reporting Person.

Residence or Business Address:

376 East Warm Springs Road
Las Vegas, Nevada 89119

Present Principal Business or Occupation:

The Reporting Person operates businesses focussed on the cannabis industry in the United States through its subsidiaries and other entities in which it holds investments. The Reporting Person’s business activities may include the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for predetermined royalties or distributions, and the acquisition of all or part of one or more businesses, portfolios or other assets.

Place of Organization or Citizenship:

Australis Capital Inc. is a corporation organized under the laws of the Province of Alberta, Canada.

Criminal Proceedings:

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On November 2, 2018, the Issuer issued to the Reporting Person: (a) an aggregate of 16,000,000 units of the Issuer (the “Units”) at a price of CAD$0.40 per Unit, and (b) unsecured convertible debentures of the Issuer in the principal amount of CAD$1,600,000 (the “Debentures”). Each Unit was comprised of one common share (a “Common Share”) and one common share purchase warrant (a “Warrant”) of the Issuer. Each Warrant will entitle the Reporting Person to purchase one Common Share of the Issuer until November 2, 2020 for CAD$0.50 per Common Share, subject to adjustment and acceleration in certain circumstances.

The Debentures bear interest at 8% per annum payable semi-annually, in arrears, and will mature on November 2, 2020 (the “Maturity Date”). The principal amount of the Debentures is convertible, at the option of the holder, at a conversion price of CAD$0.55 per Common Share at any time prior to 5:00 p.m. (PST) on the business day immediately preceding the Maturity Date, subject to adjustment and forced conversion in certain circumstances.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities of the Issuer as described above in Item 3 as part of the Reporting Person’s overall business strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Pursuant to an investment agreement dated October 30, 2018, between the Reporting Person and the Issuer ( the “Investment Agreement”) , for as long as the Reporting Person owns 10% of the issued and outstanding common shares of the Issuer, the Reporting Person will be entitled to nominate one director to the board of directors of the Issuer (the “Board”). If the Reporting Person exercises all of its warrants and converts all debentures, the Reporting Person will be entitled to nominate a second director to the Board. For as long as the Reporting Person maintains at least 25% of the issued and outstanding common shares of the Issuer, the Reporting Person will be entitled to maintain two directors on the Board. Pursuant to the Investment Agreement, Chris Macleod resigned from the Board on November 2, 2018, and the Issuer appointed Scott Dowty to the Board to fill the vacancy.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)            the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)             any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)             a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)             any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)             any material change in the present capitalization or dividend policy of the Issuer;

(f)             any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)             changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)             causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)             any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

(a)             For the purposes of this statement, the Reporting Person is reporting herein that, as of November 2, 2018, the Reporting Person was the beneficial owner of 34,909,091 shares of the Issuer's common stock, representing approximately 42.2% of the Issuer's issued and outstanding common stock.

(b)             For the purposes of this statement, the Reporting Person is reporting herein that, as of November 2, 2018, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 34,909,091 shares of the Issuer's common stock, representing approximately 42.2% of the Issuer's common stock. These 34,909,091 shares consist of (i) 16,000,000 shares of common stock, (ii) 16,000,000 shares of common stock issuable upon exercise of warrants, and (iii) 2,909,091 shares of the common stock issuable upon conversion of C$1,600,000 convertible debentures at C$0.55 per share held by the Reporting Person.

(c)             As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)             As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)             Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Investment Agreement, the Reporting Person will have the right to participate in any future equity offerings of the Issuer to maintain an ownership interest in the Issuer equal to the percentage ownership prior to such an offering, provided that such ownership interest does not exceed 40%. Such participation right will expire at the time that the Reporting Person no longer holds 10% or more of the issued and outstanding common shares of the Issuer.

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

10.1	Investment Agreement dated October 30, 2018, between the Reporting Person and the Issuer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2018

AUSTRALIS CAPITAL INC.

By: /s/ Michael Carlotti
Name: Michael Carlotti
Title: CFO

EXHIBIT INDEX

Exhibit No.	Description

10.1	Investment Agreement dated October 30, 2018, between the Reporting Person and the Issuer

Notes:

(1)	Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on November 5, 2018 and incorporated by reference herein.